FILED BY UNION BANKSHARES CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: XENITH BANKSHARES, INC.

(Commission File No. 001-32968)

Date: October 18, 2017

Set forth below is a transcript of the quarterly earnings conference call of Union Bankshares Corporation (“Union”) held on October 18, 2017 at 9:00 a.m. Eastern Daylight Time during which the proposed merger of Xenith Bankshares, Inc. into Union, with Union surviving, was discussed.

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CORPORATE PARTICIPANTS

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

Robert M. Gorman - Union Bankshares Corporation - Executive VP & CFO

William P. Cimino - Union Bankshares Corporation - VP & Director of Corporate Communications

CONFERENCE CALL PARTICIPANTS

Austin Lincoln Nicholas - Stephens Inc., Research Division - VP and Research Analyst

Blair Craig Brantley - Brean Capital, LLC, Research Division - SVP and Senior Equity Research Analyst

Catherine Fitzhugh Summerson Mealor - Keefe, Bruyette, & Woods, Inc., Research Division - MD and SVP

David McKinley West - Davenport & Company LLC - Director of Research

Laurie Katherine Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - MD & Research Analyst

William Jefferson Wallace - Raymond James & Associates, Inc., Research Division - Research Analyst

PRESENTATION

Operator

Good morning. My name is Denise, and I'll be your conference operator today. At this time, I'd like to welcome everyone to the Union Bankshares Trust Third Quarter Earnings Conference Call. (Operator Instructions). Thank you. Bill Cimino, Director of Corporate Communications, you may begin your conference.

William P. Cimino - Union Bankshares Corporation - VP & Director of Corporate Communications

Thank you, Denise, and good morning, everyone. I have Union Bankshares’ President and CEO, John Asbury, and Executive Vice President and CFO, Rob Gorman, with me today. We also have other members of our executive management team with us for the question-and-answer period.

Please note that today's earnings release is available to download on our investor website, investors.bankatunion.com.

During the call today, we will comment on our financial performance using both GAAP metrics and non-GAAP operating metrics. Operating metrics exclude the after-tax merger-related expenses for the pending Xenith acquisition. Important information about these non-GAAP operating metrics, including a reconciliation to comparable GAAP measures is included in our earnings release for the third quarter of 2017.

Before I turn the call over to John, I would like to remind everyone that on today's call we will make forward to the statements, which are not statements of historical fact and are subject to risks and uncertainties. There can be no assurance that actual performance will not differ materially from any future results expressed or implied by these forward-looking statements. Please refer to our earnings release for the third quarter of 2017 and our other SEC filings for a further discussion of the company's risk factors, important information regarding our forward-looking statements, including factors that could cause actual results to differ and the pending Xenith acquisition.

At the end of the call, we will take questions from the research analyst community. I'll now turn the call over to John Asbury.

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

Thank you, Bill, and thanks to everyone for joining us today.

Union delivered another solid quarter of loan and deposit growth on an annualized basis and improvements to our profitability metrics on an operating basis, particularly the efficiency ratio.

Before I dig into the quarter, I'd like to provide an update on the Xenith acquisition. As a reminder, we announced the acquisition on May 22 and noted how it checked off every one of our 4 strategic priorities of diversification, core deposit funding, efficiency, and crossing the $10 billion asset threshold.

The planning work to ensure successful merger integration is on track, the teams continue to work well together, and the process is moving along smoothly. Union and Xenith are holding our respective shareholder meetings next week to approve this transaction. We have filed all required applications with our regulators, and we have received all required regulatory approvals. We expect to complete the transaction in very early January 2018.

I continue to meet with commercial clients, prospective commercial clients, state and local government officials and centers of influence to tell our story, and I'm delighted with the support that we're receiving. The most enthusiastic commentary relates to Virginia, once again, having a state-wide regional bank, something we've not have in the Commonwealth in nearly 20 years. We're not alone in believing that the combined franchise is uniquely valuable to our teammates, customers, shareholders, and the communities that we serve.

With our differentiated competitive positioning and expanded capabilities, we are intensifying our efforts to go head-to-head with the out-of-state-based super regional and national banks that dominate banking market share in Virginia. As I love to tell our clients and prospective clients, at Union, no one calls us from Charlotte, Atlanta, Winston-Salem and San Francisco or anywhere else, for that matter, to tell us what we can and can't do. We decide and any client has the opportunity to meet the decision-makers.

Through the merger, we're excited to gain footholds in North Carolina and Maryland. I'm finding from my visits there that our stories are intriguing to those markets, too, as there are no similar regional banks based in North Carolina, Maryland or Washington, D.C. Over time, I expect contiguous states to be important contributors to our growth story as the franchise expands.

Turning back to the earnings report, Rob will provide more financial details in the quarter, so I'll just speak about some key achievements.

Year-to-date, Union has achieved improvements of:

•	7.2% in operating net income, and
•	7.8% in operating earnings per share from 2016.

Union also saw outstanding period and balance sheet growth:

•	12.2% in loan growth,
•	10.0% in deposit growth from September 30, 2016.

Looking at our profitability metrics:

•	Operating return on assets improved by a basis point from the second quarter.
•	Our operating return on tangible common equity was up 22 basis points from the prior quarter.
•	And the Company's operating efficiency ratio dropped 163 basis points from the second quarter.

We saw improvements in credit quality in the third quarter, even as net charge-offs increased, and that was primarily due to 2 credits that we discussed since the first quarter -- those are working their way through. Nonperforming assets are down, both in nonaccruals and OREO.

I do want to note that $6.4 million of the increase in the 30- to 59-day past dues were from loans being renewed at quarter-end and do not reflect credit concerns.

The economy in our footprint remained steady. The leading indicators of credit quality within Union are benign. I continue to believe that problem asset levels at Union and across industry remain below the long-term trend lines, but we still have no early indications of a downturn in portfolio level credit quality at this time.

Turning to the bigger picture, as I mentioned above and as I stated to the last 2 calls, there are 4 areas that we're focused on in 2017. Those are diversification, core deposit funding, efficiency, and preparing across the $10 billion asset threshold.

I'll give you a quick update on each.

First, diversification.

Having now joined Union 1 year ago, I remain confident in our ability to further diversify our loan portfolio and our income streams. Certainly the Xenith acquisition and changes to the executive ranks that I'll reference later, are key accelerants to executing on the opportunities that lie before us.

On the fee-based revenue initiative. Assets under management, have grown $2.5 billion as of -- pardon me, have grown to $2.5 billion as of September 30. I believe the wealth team is making good progress towards their objectives and has made some high-profile hires. We continue to actively explore opportunities to acquire registered investment advisors, and believe that will be the fastest path to meaningfully increasing our fee income stream but not the only path.

On the loan portfolio diversification initiative. While loan growth slowed seasonally as expected from the second quarter, we continued to see broad-based growth across most markets in most categories. I do feel comfortable with our loan growth momentum, and our pipeline looks strong heading into the fourth quarter and beyond.

While outstandings for our commercial and industrial loan type decreased slightly during the quarter, this was due to a reduction in revolving credit utilization. We've actually grown our C&I loan balances 9% on a year-over-year basis. Our C&I commitments grew by 22% annualized to linked-quarter, and that bodes well for future balance growth. Owner-occupied real estate outstandings grew by 7% annualized for the quarter, and that represents a key commercial banking product type.

We continue to believe there's significant upside in C&I as more small-, medium-sized and lower middle market companies become aware of our expanded capabilities and new relationships are developed. This will ultimately fuel growth in C&I, and owner-occupied real estate loan categories, core deposits, and treasury management fee income. I predict this will eventually be the largest driver of future growth for Union as the effort matures past the Xenith acquisition.

Core deposit funding.

We want to grow our core deposit base to manage our loan-to-deposit ratio to our targeted 95% level over time. We are intensely focused on improving our retail banking depository offerings, increasing our deposit-intensive small and midsize business relationships, and enhancing our treasury management capabilities, where we believe we can offer superior treasury solutions and lift our better and in-person support.

Deposit growth narrowly with loan growth rate during the third quarter with deposits increasing a respectable 6.9% annualized, compared to 7.5% loan growth annualized for the quarter. The growth was driven by demand deposits, money markets, and time deposits. We grew core households by a 3% annualized rate of increase in the quarter, building upon our already strong retail deposit base. As a reminder, 50% of our deposit base comes from transactional accounts, an unusually good deposit profile.

I will reiterate that we have a great opportunity to build the deposit base with deposit-intensive commercial businesses. This has not traditionally been a primary focus at Union, but it certainly is now.

Third point is efficiency.

We are making headway on the efficiency ratio organically at Union. In the third quarter, the operating efficiency ratio declined 226 basis points from the prior year on a consolidated FTE basis. Further efficiency improvements remains a significant opportunity for the Company, and will move down meaningfully as efficiencies are captured post-merger. Xenith aside, numerous opportunities for efficiency improvement at Union were identified to our recently completed third-party peer benchmarking work and are being executed on the path independent from the integration work. We benchmarked against both our pre-merger peer group and our post-merger peer group.

And the fourth area of focus is preparing to cross $10 billion.

I have a simple update on this one: we're ready. We are ready to cross the $10 billion asset threshold with the Xenith merger. This has been a multi-year process, and I feel very confident in the work the team has put in since 2014.

And last, I want to take a minute to talk about 2 critically important leadership changes that occurred late in the quarter.

John Stallings joined Union Bank & Trust as President in late September. He comes to us from SunTrust, where he was the Virginia commercial banking leader. John has an uncommon background of leading both retail banking and commercial banking lending teams across a large footprint. John knows our markets well, including central and eastern North Carolina, I would note, has a great passion for the client experience, and is been a well-respected competitor. He's one of the higher profile banking executives in Virginia, and is the immediate past Chairman of the Virginia Bankers Association, meaning, he's well known among the smaller bank community. As President of Union, he will lead all lines of business, marketing and digital strategy. As my #2 at the Bank, he'll handle day-to-day business, enabling me to focus on bigger-picture items and the strategic direction for Union.

We also added David Ring as our Commercial Banking Executive in late September. Dave is a career track commercial banker, has a great reputation for building teams and processes in banks on a growth curve similar to ours. Dave and I knew each other from the industry. He led all commercial teams for Wachovia, from Virginia to Massachusetts, prior to them being acquired by Wells Fargo. That means he is familiar with the Virginia market. Immediately prior to joining Union, Dave was leading middle-market Commercial Banking, Specialized Industries and Business Banking. Dave is a deeply Commercial Banking leader and the right leader for our commercial teams as we make our transition to a small regional bank from a large community bank.

These additions to the executive leadership team are proof points, proof points as to the attractiveness of the Union Bank platform to key talent, and proof points has to the purposeful strategy underway to accelerate our development. We'll accomplish more, faster with John and Dave on the team.

To summarize, Union had a good third quarter and year-to-date performance, with solid growth in loans deposits, operating earnings per share and operating net income -- and we made further progress in our 4 focus areas for improvement. We made strategic changes in the executive ranks, and Xenith integration planning is going well, the acquisition has been approved, and is on track to close in early January -- I should say it has been approved by regulatory authorities. I remain highly confident in what future holds for Union and the potential we have to deliver long-term, sustainable performance for our customers, communities, teammates and shareholders.

I'll now turn the call over to Rob to cover the financial results for the quarter. Rob?

Robert M. Gorman - Union Bankshares Corporation - Executive VP & CFO

Well, thank you, John, and good morning, everyone. Thanks for joining us today. I'd now like to take a few minutes to provide you with some details of our financial results for the quarter.

On an operating basis, which excludes $661,000 in after-tax expenses related to the pending Xenith acquisition, consolidated earnings for the third quarter were $21.3 million or $0.49 per share, that's up 6.5% versus the second quarter on an earnings per-share basis.

For segment perspective, third quarter operating net income for the community bank segment was $21 million or $0.48 per share, while the mortgage segment added $347,000 to earnings, or 1 penny per share, in the quarter.

Now turning to the major components of the income statement. Tax-equivalent net interest income was $73.8 million, that's up $2.2 million from the second quarter, and up $4.4 million from the prior year's third quarter. And that primarily was driven by increased levels of earning asset balances.

The current quarter's tax equivalent net interest margin was 3.59%, that's a decline of 3 basis points from the previous quarter, and down 17 basis points from the prior year. As a reminder, the year-over-year decline in net interest margin relates to the 10-basis point margin impact of our $150 million subordinated debt that was issued last December.

Purchase accounting adjustments for loans and borrowings added 9 basis points to the net interest margin in the third quarter. That’s up 1 basis point from the second quarter.

The net interest margin decline was due to the 4-basis point increase in our cost of funds, which was partially offset by a 1 basis-point increase in earning asset yields.

The quarterly 4 basis-point increase in the cost of funds to 66 basis points was driven by higher deposit costs, which increased 5 basis points from the second quarter, to 42 basis points. The quarter-to-quarter increase was primarily due to the changes in deposit mix, and increases in business interest checking, relationship money market and CD special rate promotions as a result of increasing short-term market interest rates as well as strategies to increase deposit balances.

The quarterly net increase in earning assets yields was primarily driven by higher loan portfolio yields, excluding loans and hedge accounting impacts, which improved by 5 basis points due to the impact of increased short-term interest rates on variable rate loan yields. This increase was partially offset by seasonally lower loan fees of 3 basis points, and a 1 basis point decline due to fair value hedge accounting in effectiveness resulting from the flatter yield curve experienced in the quarter. Excluding the noted impacts of the quarterly loan fee volatility and the hedge accounting ineffectiveness, the third quarter’s net interest margin would have been 3 basis points higher, and in line with the second quarter's reported net interest margin of 3.62%.

The provision for loan losses for the third quarter of 2017 was $3.1 million, that's an increase of $750,000 compared to the previous quarter, and an increase of $653,000 from the prior year’s same quarter. The increase in the provision for loan losses was primarily driven by loan balance growth and increased levels of charge-offs experienced in the quarter.

For the third quarter of 2017, net charge-offs were $4.1 million or 25 basis points on an annualized basis, that compares to $2.5 million or 15 basis points for the prior quarter, and $929,000 or 6 basis points for the same quarter last year. As John noted of the net charge-offs in the third quarter of 2017, more than half related to 2 impaired credits that were previously identified in prior quarters. On a year-to-date basis, net charge-offs was $7.4 million or 15 basis points on an annualized basis, compared to $4.7 million, or 11 basis points, for the same period in 2016.

Turning to non-interest income. Third quarter non-interest income declined by about approximately $520,000 to $17.5 million from the prior quarter as a result of lower loan-related swap fees of $615,000, which was driven by lower back-to-back swap activity in the quarter and lower mortgage banking revenue of $488,000. These declines were partially offset by increases in customer-related fee income and higher insurance-related income. The mortgage banking income declined to $2.3 million in the third quarter from $2.8 million in the prior quarter, and that was driven by lower mortgage loan originations during the third quarter, which declined by $9.2 million to $127.3 million in the current quarter.

On the expense basis, excluding Xenith merger-related costs of $732,000 recorded in the third quarter, operating noninterest expense declined $422,000 to $56.8 million in the third quarter from $57.2 million in the third quarter from $57.2 million in the second quarter.

Salaries and benefits expenses declined by $792,000, primarily related to declines in incentive compensation, payroll taxes, and group insurance costs. In addition, marketing costs declined by $335,000 from the prior quarter. These quarterly expense reductions were partially offset by increases in OREO expenses of $797,000, primarily due to higher valuation adjustments recorded in the quarter of $569,000 and $140,000 in increased losses on the sale of OREO properties compared to the prior quarter. In addition, third quarter expenses included approximately $65,000 in branch closing costs related to 2 in-store branch closures, which were consolidated into a new location in August.

Looking at the balance sheet. Total assets stood at $9 billion even at September 30, an increase of $771 million from September 30 of the prior year. The increase in assets was driven primarily by net loan growth.

At quarter end, loans held for investment were $6.9 billion, an increase of $127 million or 7.5% annualized from the prior quarter. Loans held for investment increased $750 million or 12.2% from the prior year's levels, while quarterly average loans increased $789 million or 13.1% from the prior year. The quarterly loan growth was broad-based across commercial and consumer loan categories, with the exception of seasonally lower C&I loan balances, as John mentioned earlier in the call. Looking forward, we continue to expect lower double-digit loan growth for the full year of 2017.

At September 30, total deposits were $6.9 billion, an increase of $117 million or 6.9% annualized from June 30 levels, driven by increases in demand deposits, money market accounts and time deposit balances. Deposit balances were up $623 million or 10% from September 30, 2016 levels.

Looking at credit quality, nonperforming assets decreased $5.2 million to $28.9 million during the quarter comprised of $20.1 million of non-accruing loans and $8.8 million in OREO balances, which includes $2.3 million of former bank locations. Of note, approximately $3.4 million on OREO properties were under a sales contract at the end of the quarter, with $900,000 related to OREO that was contracts that were closed in the first week of October.

The allowance for loan losses decreased by $1.1 million to $37.2 million at September 30th, primarily due to the continued decline in the historical loss rates, reductions in specific reserves on impaired loans that were charged off during the quarter, and the benign credit quality environment. The allowance as a percentage of the total portfolio was 54 basis points at quarter-end, down slightly from June 30th levels.

So in conclusion, to our prepared remarks, Union's third quarter financial results demonstrated continued progress toward our strategic growth objectives as we generated solid loan to deposit growth again this quarter, and the Company's operating profitability metrics improved. The Xenith integration planning is going well, and we are confident that we will achieve the strategic and financial benefits of the combination once acquisition closes in early January. As always, we remain focused on leveraging the Union franchise to generate sustainable, profitable growth, and we remain committed to achieving top-tier financial performance and building long-term value for our shareholders.

And with that, I'll turn it back over to Bill Cimino, and we’ll open it up to questions from our analyst community.

William P. Cimino - Union Bankshares Corporation - VP & Director of Corporate Communications

Thank you, Rob. And, Denise, we're all ready to start taking calls now.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions)

Your first question comes from Catherine Mealor with KBW.

Catherine Fitzhugh Summerson Mealor - Keefe, Bruyette, & Woods, Inc., Research Division - MD and SVP

Q. Let’s start with the margin. Rob, can you just give us the outlook on where see the margin going for the back half of the year, and particularly, in a quarter where we're not going to have the full impact of a recent rate hike, presumably. How do you expect deposit costs to trend?

Robert M. Gorman - Union Bankshares Corporation - Executive VP & CFO

A. Yes. So I would expect that we will see deposit cost stabilizing in the fourth quarter. We had, as I mentioned, we had some movement in deposit rates during the third quarter, primarily in our business checking accounts and also the impact of relationship money market rates and CD promotions that we had. We expect those will stabilize during the fourth quarter. So I wouldn't expect to see material increases in our total deposit costs for the quarter. And on an overall margin basis, we are looking at -- we expect that there will be a continued flat curve environment. So we'll probably be flattish, maybe (inaudible) one dip or so in the fourth quarter. As we go into 2018, of course, Xenith will have a fairly strong impact on us. We expect, from our core margin basis, that the combination with Xenith will add a couple of basis points to our legacy Union outlook, so on a core basis, call it 350 to 352 -- a couple of basis points on that. And then accretion, we would expect that, including our accretion income and accretion that we expect from Xenith, we'll probably in the 365, 366 range, not to put a fine point on that, but in the 360 range-- 360s range.

Catherine Fitzhugh Summerson Mealor - Keefe, Bruyette, & Woods, Inc., Research Division - MD and SVP

Q. And is that 350 to 352 range on the core basis include the assumption for rate hikes next year?

Robert M. Gorman - Union Bankshares Corporation - Executive VP & CFO

A. Yes, yes. So on that point, we do expect that the Fed move in December really won't help us too much in -- won't have much of an effect obviously in the fourth quarter, but in the first quarter. And then we are projecting another Fed move late in 2018. So we're not expecting a lot of help during the year, although it would be helpful if they did move more aggressively during 2018.

Catherine Fitzhugh Summerson Mealor - Keefe, Bruyette, & Woods, Inc., Research Division - MD and SVP

Q. Yes. But you do still see a flattish yield curves -- if the curves steeps more than (inaudible).

Robert M. Gorman - Union Bankshares Corporation - Executive VP & CFO

A. Yes. We don't see any -- we don't see really much steep in it at all-- basically flat through next year's, is the way we're looking at it.

Catherine Fitzhugh Summerson Mealor - Keefe, Bruyette, & Woods, Inc., Research Division - MD and SVP

Q. That's very helpful. And then one more on the margin. Your loan yield x accretion were fairly flat this quarter. Can you give any incremental commentary on pricing you’re seeing on new production?

Robert M. Gorman - Union Bankshares Corporation - Executive VP & CFO

A. Yes. If you look at our loan portfolio yield, we're at about 444. We've been putting on new loans on average about in the 435 range over the last several months, so we hope to not see much pressure on compressing on the loan yields going forward, but not quite there yet. I will say that loan yields were up if you subtract out the impacts of the hedging effectiveness. And we do have some volatility related to loan fees quarter-to-quarter. You saw a 5, 5-plus increase in the loan yields during the quarter.

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

A. Catherine, I think that's an important point. If you look at, if you sort of the deconstruct what happened on the margin, you'll see that lower quarter-over-quarter loan fees had a material impact. The Q3 is traditionally a seasonally lower origination period, and there are certainties that we take into income during the period. So we kind of see that, and then the heavy effectiveness with the basis points, so it's fair to say that we were largely matching increase in our rate paid on deposits with increase on loan yield.

Robert M. Gorman - Union Bankshares Corporation - Executive VP & CFO

A. Yes, I think that's right. We had about 5 basis-point increase in cost to deposits and x those factors, we were at about 5 basis points on the loan yield increase.

Operator

The next question comes from Austin Nichols with Stephens.

Austin Lincoln Nicholas - Stephens Inc., Research Division - VP and Research Analyst

Q. It was good to see the core expenses come down quarter-over-quarter. Any color on where we should expect those to go over the next couple of quarters, maybe on a legacy Union basis -- anything left to build on the $10 billion mark? I know there's around $5 million, I think, in the run rate already for some of the ERM systems, but yeah, any color just on the operating expenses would be helpful.

Robert M. Gorman - Union Bankshares Corporation - Executive VP & CFO

A. Yes. In terms of looking forward to the fourth quarter, I think you can see just on an operating basis, excluding any merger-related costs, will probably be flattish to the current quarter. And then going into the new year on a legacy basis yield, pretty much in line with where we are in the fourth quarter, adding any inflation adjustments (inaudible) and that sort of thing 2.5% to 3% range is probably what is a good outlook for us. Of course, that's on a legacy basis. With the Xenith acquisition, as you know, we are projecting to take out 40% of their run rate expenses, basically in 2018. We expect that the full run rate, we should be seeing that in late third quarter, probably fourth quarter of 2018. And if we look forward from an efficiency point of view, we expect to be in the mid-50s range, once we can extract those cost savings with the Xenith acquisition.

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

A. And Austin, we would reaffirm, based on everything we know so far, we have high confidence in our ability to achieve the cost savings target that we publicly communicated.

Austin Lincoln Nicholas - Stephens Inc., Research Division - VP and Research Analyst

Q. Got it. That's very helpful. And then maybe just on the loan growth. Any trends there you're seeing in any of your markets? Where there any paydowns this quarter that – slow loan growth at all or any expectations that you have for those over the next couple of quarters?

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

A. Yes, I'll start with paydowns. We did see some paydowns on the C&I revolving credit side, that's why we have this contrast of commitments growing quarter-over-quarter annualized 22%, yet actual C&I balances declined slightly. Now remember by definition, C&I means a commercial loan, not secured by real estate. And so whenever you hear me talk about the commercial banking effort, from a lending perspective, that includes 2 pieces, that includes C&I loans, commercial loans not secured by real estate, plus owner-occupied real estate. Owner-occupied real estate is not constrained by concentration limits, and that is simply a commercial loan secured by real property, source of repayment is cash flow from the business. And that actually grew 7%. So the declines that we saw in the C&I outstandings are entirely accounted for based on just paydowns, and that's something as we continue to grow, as we continue to mature, and become more of a commercial bank, then you're going to see this. You're going to see more volatility in terms of C&I outstandings because those are mostly revolving credit. And so they kind of go up and down. But they should go up over time. We're up 9% year-over-year, for example, in terms of C&I balances. I didn't have any, I would say, any sort of significant out of the normal course paydowns elsewhere in terms of the commercial non-owner-occupied real estate portfolio. By its normal course, you will always have situations where properties mature, stabilize and/or either sold by a merchant developer or refinanced into the institutional nonrecourse long-term markets. So we always have an element of that. That's healthy, you want that. And then you overcome that, of course, with new originations. But I would say that the summer months traditionally are slower months for the Commercial Banking effort, for the obvious reasons -- people go on vacation and so things slow down. Traditionally, Q4 should be one of the strongest quarters of the year. And again, the complexion of Union is changing as we expand the commercial banking effort and are able to deal with larger companies. But I'm feeling pretty good. Geographically, it's the usual suspects, in terms of it always skews toward our larger markets; Richmond, Fredericksburg, Charlottesville and -- Hampton Roads is actually been doing pretty well. The Charlotte office has done well, and the smallest markets tend to be slower, not surprisingly. What I'm probably most excited about -- I'm probably most excited about the traction that we're rapidly gaining now in the C&I front. Even ahead of the Xenith acquisition, we are talking to companies and we are developing relationships and landing new relationships with companies that I don't think would've banked with us a year ago. And I'll let Xenith speak for what they're seeing on their side. But we're excited about that. We think we have a great story. We think we have a differentiated story. And so as I look at the pipelines for C&I coded loans and owner-occupied real estate, I'm looking at things that are multiples of where we were early in the year. I don't want to get too far ahead of that conversation because there's a lot to be done here, but I'm feeling pretty good. And I think that on that on non-owner-occupied real estate side, it's feeling reasonably steady. We do continue to gain, I think, little bit more than our fair share of that side, reasonably well first diversified. We can generally pick and choose. And most of that is coming out of our core Virginia markets, a little bit out of northern Virginia but not much.

Operator

Your next question comes from William Wallace with Raymond James.

William Jefferson Wallace - Raymond James & Associates, Inc., Research Division - Research Analyst

Q. I'd like maybe a little bit of clarity on the fourth quarter margin guidance, Rob. If deposit costs are stabilizing and 3Q loan yields were negatively impacted by seasonality, I would expect then we get it to bounce back in loan yields in the fourth quarter, which would suggest that we should see margin of 2 to 3 basis points. Why would it be flat to down a basis point?

Robert M. Gorman - Union Bankshares Corporation - Executive VP & CFO

A. Well, call it flat, call it up a bit -- we're talking basis points here, a bit up, a bit down. The other -- it really depends on how loan growth comes in, and whether we can match our deposit growth at the same pace. If not, we have to go and borrow with the Federal Home Loan Bank, and that is obviously a higher cost source of funding, whether relatively short term, perhaps, if we can get that deposit engine to match the loan growth. So it's kind of a bit of a hedge on how the fundings are going to come in and the cost of the wholesale borrowing costs versus the deposit costs.

William Jefferson Wallace - Raymond James & Associates, Inc., Research Division - Research Analyst

Q. Okay. So you would anticipate in your kind of budget that you might have to fund wholesale and hope that you can have upside if you're able to drive deposits to fund the loans?

Robert M. Gorman - Union Bankshares Corporation - Executive VP & CFO

A. Exactly right, yes.

William Jefferson Wallace - Raymond James & Associates, Inc., Research Division - Research Analyst

Q. Okay. On the deposit side, I'm curious -- maybe if you can give us an update on what percentage of your deposits our retail versus -- or consumer versus commercial and how that will change with Xenith?

Robert M. Gorman - Union Bankshares Corporation - Executive VP & CFO

A. Yes. Well, overall, looking for a chart that -- overall, we're 60% consumer and 40% commercial. And if you look at various products, on the demand deposit side, it's mostly -- it's more commercial than consumer. And then the other parts are kind of 50/50 on interest checking and money markets -- it's kind of consumer heavier.

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

A. To clarify, non-interest checks skews towards commercial.

Robert M. Gorman - Union Bankshares Corporation - Executive VP & CFO

A. Yes -- skews to commercial. So overall, we’d love to focus on C&I, we’d love to see that continue or a change over period of time to be a bit heavier on the commercial side, the C&I, especially on noninterest-bearing deposits, we'd love to see that happen. And John, you can probably talk a bit more about that.

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

A. Sure. If you look at Xenith, while you're well aware of the 2 legacy components of what I'll call the Xenith, legacy Xenith (inaudible) so that was clearly a commercial deposit intensive operation. Legacy Hampton Roads was kind of the opposite, being a relatively large overall retail intensive bank in the Hampton Roads, they had a meaningful consumer franchise. So I think as they come in, they -- proportionately, they're going to add more of a business (inaudible) to Xenith, but Xenith is smaller than Hampton Roads. So the way I think about it is we have an enormous effort underway now to focus on deposit-intensive commercial business. That’s underway now at Union. Candidly, that's just never been a focus area. It's not that we don't do it. Clearly, we do, but it just sort of happens, and it's not been as sharply as focused an effort-- what I want us to see and what’s underway now. At the same time, we pick up learnings from legacy Xenith, where they have things like deposit-only relationship managers, strategies around nonprofits, deposit-intensive businesses that may not borrow at all. And these were areas that we just didn't have a lot of focus or accountability. And so we feel like we're opening up opportunity. I feel like from a small business or business banking standpoint, we've looked at that too much due through the lens of lending, and not enough through the lens of a deposit-rich environment. Those small businesses in this country don't have that, the depositors. And so I think that's the right way to think about it. So we are very enthused about the opportunity that we have to continue to expand it. I know there's a lot of talk about how commercial business are more rate sensitive, and that's true when you're talking about money market accounts, but I'm talking about operating accounts, which is typically, non-interest-bearing checking. The core operating accounts of the businesses are remarkably stable, and those are pretty low-costs. And as it continued to expand our treasury management offerings, we'd become more and more of an attractive destination for businesses and noninterest-bearing operating accounts. And meanwhile, (inaudible) so we continue to expand the retail offerings in focus.

William Jefferson Wallace - Raymond James & Associates, Inc., Research Division - Research Analyst

Q. If you're successful in your push to drive meaningful growth in the commercial operating accounts, wouldn't you anticipate that those accounts would also come with relatively sizable dollars that would be money market -- or no?

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

A. But it depends on the nature of the business. I mean, I would say yes, but I mean, candidly, when I think about typical -- it depends on the business' borrowing profile. The truth is you may have businesses that don't have lots and lots of excess liquidity; they’re net borrowers. If they have an operating line of credit and they're borrowing on a line of credit, I would expect them to have much in the way of a money market. At the same time, we love deposit-intensive businesses. So to be clear, we are all-in for commercial money market accounts, but I want to make certain that we capture the operating account. You're not really “the bank” unless you're the one who holds the operating account that they are transacting on you. So it's hard to know right now, candidly, Wally, in terms of what the exact mix to expect, but I would say we have opportunity to grow consumer deposits, we have opportunity to grow on noninterest-bearing checking or commercial business, and we have an opportunity to grow your business money market as well.

William Jefferson Wallace - Raymond James & Associates, Inc., Research Division - Research Analyst

Q. Okay. Maybe it's better to wait until Xenith closes the kind of talk about the successes that you're seeing, given that it seems like, right now, you're driving deposit growth through promotions and that's -- it's negatively impacting deposit costs. But it sounds like, and correct me if I’m wrong, but it sounds like your core kind of existing deposit customer base, you're not seeing much pressure on the betas there?

Robert M. Gorman - Union Bankshares Corporation - Executive VP & CFO

A. Yes, that's right, Wally. I would agree with that statement.

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

A. Yes. We haven't really -- I think the important thing to watch is to watch the mix of our deposit base. We still have transaction accounts, which is really important, and some of those are interest-bearing checking, (inaudible) numbers, and that's going to be more rate-sensitive. But I think that one of our strategies is that we are doing things we've not done before because we are chasing low double-digit loan growth, trying to create low double-digit deposit growth. And we're seeing high single-digit deposit growth, which is actually, a very good outcome. And meanwhile, you have to step back and just think about how many households are we doing business with, particularly on the retail bank. Is that growing, or is that shrinking, or is that flat? It's growing about 3%, it's not shrinking -- it's growing. I’d like to see it grow faster. And there are strategies underway in retail banking to make that happen faster. And of course, we're very excited about the additional value proposition that we will bring to the table with our greater resources and product set as we get into the Greater Hampton Roads where the Xenith, I think, has done a nice job there, but they've done it in a shoestring.

Robert M. Gorman - Union Bankshares Corporation - Executive VP & CFO

A. Yes. I would also say, Wally, just -- we like the loan growth. We want to fund that, we think there's really strong upside in the growth of the balance sheet, and that's going to drive up some of the costs.

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

A. And remember, Xenith is more liquid than we, so our loan-to-deposit ratio will drop below 100% when we close Xenith in 2.5 months.

William Jefferson Wallace - Raymond James & Associates, Inc., Research Division - Research Analyst

Q. Right, right. And so that's a great segue to my last question which is -- you gave some margin color for '18 and some expense color for '18. Do you think, once Xenith closes, that you can drive low double-digit growth in 2018? On a pro forma, on the loan side?

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

A. What we would like to say -- I don't think we're prepared to move off on what you said before, which is we are expecting high single-digit growth.

Robert M. Gorman - Union Bankshares Corporation - Executive VP & CFO

A. Yes, yes.

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

A. We would like to stand by that, based on what we know right now, and hopefully, have the opportunity to exceed that. And we'll know more as we build on.

Operator

Your next caller comes from Laurie Hunsicker.

Laurie Katherine Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - MD & Research Analyst

Q. Just wondered if we could start on credit. And certainly, your credit is looking pristine. But if you could just help us with -- obviously, we saw the drop in commercial real estate, nonperforming loans in that non-owner-occupied category, is that the credit relationship that came in last quarter, the $2.6 million?

Robert M. Gorman - Union Bankshares Corporation - Executive VP & CFO

A. You mean in terms of the nonaccrual?

Laurie Katherine Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - MD & Research Analyst

Q. Right. Yes, in terms of the nonaccrual.

Robert M. Gorman - Union Bankshares Corporation - Executive VP & CFO

A. Yes. That will be part of it, is based on the loans we discussed in last quarter.

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

A. Yes, that (inaudible) really nonaccrual last quarter that ties back into the original relationship that we’ve talked about all year.

Laurie Katherine Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - MD & Research Analyst

Q. Yes, okay. And then that -- the total in that relationship, if I remember, was $6 million. Do you have a new total on that relationship?

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

A. No. Actually, it was more like a 9-ish. The current exposure, and I'll use that word, in terms of what would be on the books, is more like 6.

Laurie Katherine Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - MD & Research Analyst

Q. Is more 6? Okay. Okay. And then same question on OREO, and I guess, maybe -- and Rob, you were running through December pretty quickly. The OREO expenses of 1.139 was obviously huge, especially because you don't have tax payments in this quarter. I mean, so 2 questions. If we're looking at that on a go-forward basis, all else being equal, if we’re kind of thinking about that for December quarter when you do have a tax payment, $200,000 is maybe a good run rate, or $300,000, something like that versus the 1.1?

Robert M. Gorman - Union Bankshares Corporation - Executive VP & CFO

A. Yes. I would say about $350,000 to $400,000 is probably a good run rate. As I mentioned, and maybe, I talked too quickly on what I noted there, but right about $760,000 related to -- we had some sales, and we took a loss of about $140,000, and then we got -- took some valuation adjustments of about $560,000-or-so related to properties, some of which are now under contract. I mentioned we have about $3.4 million under contract at quarter-end, $900,000 of that actually closed last week. So, some of the valuation adjustment related to those properties going under sale.

Laurie Katherine Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - MD & Research Analyst

Q. Okay. And then of those...

Robert M. Gorman - Union Bankshares Corporation - Executive VP & CFO

A. So from that point of view, I would not expect to see those levels going forward.

Laurie Katherine Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - MD & Research Analyst

Q. Okay. Okay, great. And then of the $3.4 million, obviously $900,000 closed, but is all of the $3.4 million expected to close in the fourth quarter?

Robert M. Gorman - Union Bankshares Corporation - Executive VP & CFO

A. No. It looks like about $1 million relates to some properties or some work that has to happen on some of the properties -- probably won't be until a 2018 event, but it is under contract -- it's about $1 million for that, I think. While the others are going through a due diligence process, hopefully, those would close during the fourth.

Laurie Katherine Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - MD & Research Analyst

Q. Okay. And then where does King Carter stand currently?

Robert M. Gorman - Union Bankshares Corporation - Executive VP & CFO

A. No changes to King Carter, that's about $2 million still. We continue to evaluate options there, but we have not made any changes there.

Laurie Katherine Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - MD & Research Analyst

Q. Okay. And then what about your shutter branches, obviously, that came down a little bit?

Robert M. Gorman - Union Bankshares Corporation - Executive VP & CFO

A. Yes. Actually, yes. We did have some of the OREO sales in the quarter were related to that. That $900,000 that I mentioned has already closed in the fourth quarter, that was related to that, and another $1 million is on the contract. So you're going to see that number come down pretty substantially in the fourth quarter.

Laurie Katherine Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - MD & Research Analyst

Q. Okay. Okay, great. And then just sort of last question here, as we think about credit in your reserves to loans, obviously, post some nice growth in the quarter. But your loans now sitting at 54 basis points, how do you think about a floor on that?

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

A. Obviously, you have to think about the market portfolio.

Robert M. Gorman - Union Bankshares Corporation - Executive VP & CFO

A. Yes. So yes. If you consider the market portfolio, it's probably about 75 basis points. But yes, we're looking at that very closely as we speak, especially, as we're going through the Xenith transaction. We followed our process of the way we calculate that, and we continue to evaluate qualitative adjustments that would be additive to whatever the historical loss rate calculations would indicate and the benign credit quality items would indicate, in the near term, we don't have much issues from a credit point of view. But we continue to evaluate that. I would not expect to see that or put a number on it below it. 50 basis points is probably good number.

Laurie Katherine Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - MD & Research Analyst

Q. It's a good floor, okay.

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

A. You only have so much discretion. Instinctively, you would like to qualitatively dial it up. We can only defend so much of that.

Robert M. Gorman - Union Bankshares Corporation - Executive VP & CFO

A. Yeah.

Laurie Katherine Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - MD & Research Analyst

Q. Right. I'm just thinking from the standpoint that your charge-offs exceeded your provisions and how we think about that.

Robert M. Gorman - Union Bankshares Corporation - Executive VP & CFO

A. Yeah.

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

A. That's right. I think it will be watched what it looks like in the quarters to come because that was a couple of things. That's basically -- half of those charge-offs were related to 2 credits that we've been working through since Q1. One of which is now gone, by the way. That one is completely resolved, leaving us one.

Laurie Katherine Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - MD & Research Analyst

Q. Got it. Okay, that makes sense. And then on loan growth, double-digit loan growth, guys, that's great. Can you help you help us think about the C&I? As we look going forward, obviously, that was down 10% annualized linked quarter. How do we think about that within the framework?

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

A. Yes. Well, remember, as I said before when you say C&I, you're talking about not the totality of Commercial Banking, not dealing with operating companies and employee people. You're talking specifically about commercial loans that are not secured by real estate. Most of them are...

Laurie Katherine Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - MD & Research Analyst

Q. Correct, just that $550 million.

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

A. Yes. So I wouldn't read too much into the seasonal decline, because if that was utilization -- we saw utilization drop about 5 basis points during the quarter. Utilization means what percentage are actually borrowed. The commitments themselves that are outstanding grew 22% linked quarter, so that's going to prime the pump for future growth plus the pipeline is strong, Laurie. And again, we'll have to get comfortable -- I'm used to this, having been in very large, superregional commercial banks. You have to get comfortable, that you're going to have more seasonal movement on the C&I side. You won't to see much on the owner-occupied real estate side, which grew 7% annualized. So I think we have upside. And the truth is that we're just kind of building our data points here at Union as we continue to expand this effort. So I am -- I feel like of all categories, this is an opportunity that is opening to us like never before. And it's also an area that we've always been interested in, but we've not have as much dedicated focus. And then, of course, everything that's accelerated as we bring in Xenith which has matured, dedicated C&I teams that have backgrounds and larger banking environments, specialized lending units like government contracting; they get a balance sheet 4x what they are accustomed to having; they have more treasury management, more resources, a larger franchise. So there's a lot of good stuff going on there. And then our 2 new leaders, you have John Stallings, who is extremely familiar with that market across Virginia. Dave Ring brings a ton of expertise to the table, and he's been in environments just like Union, and are in build-mod -- building for the commercial Bank effort -- it's my background, too. But at Union Bank, the CEO, the President, the Head of Commercial, we are all large bank C&I bankers by background. Very focused on this, we are very serious about executing on this opportunity. And this is as a differentiated story. I don't know of anyone in our market area that sort of has the focus, the story. And frankly, I think the credibility that Union Bank does, in terms of the smaller institutions, to be able to take market share. And here's a point I love to make: Don't forget, who dominates market share in Virginia? It's Bank of America, Wells Fargo, SunTrust, BB&T. When I talk about C&I, this is not coming from the little bitty banks, they can't do it. This is -- we are going head-to-head with the big guys, and we think that we can be successful there.

Laurie Katherine Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - MD & Research Analyst

Q. Okay, that's helpful. And I guess to that point, as you continue to grow your platform with just really high-quality leadership, how do we think about your next acquisition? How do you think about where you want to take yourself with size, and I realized Xenith hasn't even closed. But as you look going forward over the next 2 or 3, 4 years, how big do you see yourself growing both organically, and then possibly through acquisition?

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

A. You know, I think -- let me answer the way I always answer it. The most important thing, obviously, above and beyond, executing successfully Xenith and integrating it, the most important adjusted to this company is the organic performance of the Union Bank. Growing the Bank one acquisition at a time – I don’t really see us as an acquisition machine. But I do believe at that if we continue to do what we say what we're going to do, and that's what we intend, that we're going to have opportunities. It is an attractive story. We are getting some degree of inbound interest, that I don't want to talk about, of people who would like to better get to know us and understand what we're doing here, so that bodes well. We don't have any particular size objective. So I think it's dangerous for us to sit here and say we want to be an x billion-dollar bank. Now that we're above and beyond the $10 billion asset threshold post-Xenith, we really need to be thinking about what really matters, which is what are we going to do for our shareholders? We know as a company we're going to be evaluated, we're not going to value it based on how big we’ve become. We're going to evaluate us on how we perform and what we do for our shareholders. Now those things are going to be correlated. I do think that we'll be able to continue to extract value, open up new markets through acquisition. So we still think about contiguous states. I believe that we have opportunity to do infill within Virginia. I think that's -- that is very real. And I think that the few people would be in a better position than Union to have an accretive transaction and end market, where we can extract a lot of costs, consolidate or close branches, that sort of thing. And we are keenly interested in opening up new growth markers. We're keenly interested in North Carolina, our new President John Stallings used to run SunTrust in the Raleigh, Eastern North Carolina area – still knows a lot of people down there. I’ve spent some time in Charlotte and Winston and Asheville for that matter. There was a point in my career when I spent more time in North Carolina than I had in Virginia. So at any rate -- and we're looking at Maryland -- so what's sort how we think about it.

Laurie Katherine Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division - MD & Research Analyst

Q. Can I just ask you one super quick question? Your branch closures, and I missed this because you spoke too fast. Your onetime costs, for how much?

Robert M. Gorman - Union Bankshares Corporation - Executive VP & CFO

A. $65,000 for the quarter.

William P. Cimino - Union Bankshares Corporation - VP & Director of Corporate Communications

And Denise, I think we have time for maybe 1 more caller, please?

Operator

And your last question comes from Blair Brantley with Brean Capital.

Blair Craig Brantley - Brean Capital, LLC, Research Division - SVP and Senior Equity Research Analyst

Q. Most of my questions have been answered. Just coming back to that benchmarking effort you guys finished, how do we think about those efforts there and how that translates towards the bottom line, or does that just keep kind of operating expense growth at a more measured pace?

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

A. Well, I do think that there are real opportunities to take costs out as a result of the benchmarking study, Blair. So what’s happening is that we have a large number of recommendations, we have a prioritized list of those recommendations. Some of them candidly have to be pushed post-integration of Xenith. There are some that are running on an independent track, aren't really competing for the same resources as Xenith but many are and in that case, Xenith has to win. We have to prioritize the Xenith integration at the top of the queue. So there are things -- I think it's giving us a sort of kind of a laddered approach to opportunities to extract costs. And maybe I'll answer your question this way. Were it not for the Xenith acquisition, you would expect to have seen the operating efficiency ratio go down as a result of various initiatives that are related to the benchmarking study that we did. And then the study has been helpful to us in many respects -- I won't really get into in the interest of time -- but I'm awfully glad that we have the foresight when we engaged it to have them benchmark us not just against the banks, say, 5 to 10, but also, those that are, say, 10 to 15, because that will be the new peer group. We don’t want to get into too many specifics, but we do think we have the ability to continue to extract costs organically out of the Union franchise. And a lot of this, I should point out, is better leveraging technology. I'm critical of Union Bank in terms of the number of manual processes that we have. And we have a bad habit of having to have thrown more FTE against our growth. We're a growth company. As we grow, we keep putting more FTE against processes. We shouldn't have to do that. We should be more reliant on technology, having a more scalable platform, and you should see more operating leverage coming out of our growth. And I think we'll be able to do that.

Blair Craig Brantley - Brean Capital, LLC, Research Division - SVP and Senior Equity Research Analyst

Q. Great. And then just one other quick follow-up. In terms of the Xenith integration and that process, any big surprises there in terms of keeping talent and any type of moves on that end?

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

A. So far, so good. No material issues to report. I would, I would like to think that the mood over there is pretty good. That’s certainly what I see as I spent time with them. John, Dave Ring, and I, we've all been there, we made the rounds, we stayed visible. That is a good team. And we are so excited about the story, so I think that again, the additional capabilities we bring to the table are helpful. They know we're serious about the commercial effort, which is very, very important to the legacy Xenith folks because that was built to be a C&I platform. And they know how fond we are of the Hampton Roads market. So, so far so good. We love that team.

William P. Cimino - Union Bankshares Corporation - VP & Director of Corporate Communications

Denise, I think if we've got one more caller -- I think we can try to squeeze one more in.

Operator

Your last question comes from David West with Davenport & Company.

David McKinley West - Davenport & Company LLC - Director of Research

Q. I think the only question I have left was maybe specific on the Xenith deal. You talked in the past about the marine portfolio. Having a little more time with that, are you still anticipating on retaining that portfolio?

John C. Asbury - Union Bankshares Corporation - CEO, President & Director

A. Yes. I would say at this point, we continue to learn about it. I think they've got a good track record with it. We are comfortable with the people that we have met there and the processes, for sure. And an honest answer, David is that, we'll know more about it on the other side of the merger. So there -- and I'll just leave it at that.

William P. Cimino - Union Bankshares Corporation - VP & Director of Corporate Communications

Thanks, everyone, for dialing in today. As a reminder, a replay will be available at our website investors.bankatunion.com. Thank you, and we'll talk to you next quarter.

Operator

This concludes today's conference call. You may now disconnect.

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Additional Information and Where to Find It

In connection with the proposed merger, the Union Bankshares Corporation (“Union”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of the Union’s common stock to be issued to the shareholders of Xenith Bankshares, Inc. (“Xenith”). The registration statement includes a joint proxy statement of the Union and Xenith and a prospectus of the Union. A definitive joint proxy statement/prospectus was first sent to the shareholders of the Union and Xenith on September 21, 2017 seeking their approval of the merger and related matters. This transcript does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, investors and shareholders of the Union and Xenith are urged to read carefully the entire registration statement and joint proxy statement/prospectus, including all amendments thereto, because they contain important information about the proposed merger. Free copies of these documents may be obtained as described below.

Investors and shareholders of both companies are urged to read the registration statement on Form S-4 and the joint proxy statement/prospectus included within the registration statement and any other relevant documents filed with the SEC in connection with the proposed merger because they contain important information about the Union, Xenith and the proposed merger. Investors and shareholders of both companies are urged to review carefully and consider all public filings by the Union and Xenith with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Quarterly Reports on Form 10-Q, and their Current Reports on Form 8-K. Investors and shareholders may obtain free copies of these documents through the website maintained by the SEC at www.sec.gov. Free copies of the joint proxy statement/prospectus and other documents filed with the SEC also may be obtained by directing a request by telephone or mail to Union Bankshares Corporation, 1051 East Cary Street, Suite 1200, Richmond, Virginia 23219, Attention: Investor Relations (telephone: (804) 633-5031), or Xenith Bankshares, Inc., 901 E. Cary Street Richmond, Virginia, 23219, Attention: Thomas W. Osgood (telephone: (804) 433-2200), or by accessing the Union’s website at www.bankatunion.com under “Investor Relations” or Xenith’s website at www.xenithbank.com under “Investor Relations” under “About Us.” The information on the Union’s and Xenith’s websites is not, and shall not be deemed to be, a part of this transcript or incorporated into other filings either company makes with the SEC.

Union and Xenith and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Union and/or Xenith in connection with the merger. Information about the directors and executive officers of Union is set forth in the proxy statement for Union’s 2017 annual meeting of shareholders filed with the SEC on March 21, 2017. Information about the directors and executive officers of Xenith is set forth in Xenith’s Annual Report on Form 10-K, as amended, filed with the SEC on May 1, 2017. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the merger. Free copies of these documents may be obtained as described above.

Forward-Looking Statements

Certain statements in this transcript may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that include projections, predictions, expectations, or beliefs about future events or results or otherwise are not statements of historical fact, are based on certain assumptions as of the time they are made, and are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Such statements are often characterized by the use of qualified words (and their derivatives) such as “expect,” “believe,” “estimate,” “plan,” “project,” “anticipate,” “intend,” “will,” “may,” “view,” “opportunity,” “potential,” or words of similar meaning or other statements concerning opinions or judgment of Union or its management about future events. Such statements include statements regarding the merger, including as to the anticipated benefits of the merger, cost savings and enhanced revenues as well as other statements regarding the merger and regarding future financial and operating results. Although Union believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results, performance, or achievements of Union will not differ materially from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Actual future results and trends may differ materially from historical results or those anticipated depending on a variety of factors, including but not limited to: (1) the businesses of Union and Xenith may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) customer and employee relationships and business operations may be disrupted by the merger; (5) the ability to obtain required shareholder approvals, and the ability to complete the merger on the expected timeframe may be more difficult, time-consuming or costly than expected; (6) changes in interest rates, general economic conditions, tax rates, legislative/regulatory changes, monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Board of Governors of the Federal Reserve System; the quality and composition of the loan and securities portfolios; demand for loan products; deposit flows; competition; demand for financial services in the companies’ respective market areas; their implementation of new technologies; their ability to develop and maintain secure and reliable electronic systems; and accounting principles, policies, and guidelines, and (7) other risk factors detailed from time to time in filings made by Union or Xenith with the SEC. Forward-looking statements speak only as of the date they are made and Union undertakes no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise.